Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Parkway Properties, Inc.

We consent to the incorporation by reference in this registration statement on Form S-3 of Parkway Properties, Inc. of our reports dated August 4, 2011, with respect to the statements of revenues and direct operating expenses of 3344 Peachtree, Corporate Center Four, and Two Liberty Place (the “Properties”) for the year ended December 31, 2010, which reports appear in the Form 8-K of Parkway Properties, Inc. dated August 4, 2011, and to the reference to our firm under the heading “Experts” in the prospectus. Our reports refer to the fact that the statements of revenues and direct operating expenses were prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the Properties’ revenues and expenses.

/s/ KPMG LLP

Jackson, Mississippi

November 15, 2011